Exhibit 99.3

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF QUHUO LIMITED October 8, 2025 Please sign, date and mail your proxy card in the envelope provided so that your vote is received on or before 10:00 AM EST on October 2, 2025. Signature of Shareholder Date: Signature of Shareholder Date: Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. 4. Election of the board of directors. FOR ALL NOMINEES WITHHOLD AUTHORITY FOR ALL NOMINEES FOR ALL EXCEPT (See instructions below) NOMINEES: Resolutions presented for consideration by the Extraordinary General Meeting of Shareholders on October 8, 2025. THE BOARD RECOMMENDS A VOTE FOR PROPOSALS 1, 2, 3 AND 4. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x Please detach along perforated line and mail in the envelope provided. ------------------ ---------------- 100825 INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here: ( ) To cumulate your vote for one or more of the above nominee(s), write the manner in which such votes shall be cumulated in the space to the right of the nominee(s) name(s). If you are cumulating your vote, do not mark the circle. 1. As an ordinary resolution, to increase the Company’s authorized share capital FROM US$500,000 divided into 5,000,000,000 shares comprising of (i) 4,993,703,370 Class A ordinary shares of a par value of US$0.0001 each (“Class A Ordinary Shares”) and (ii) 6,296,630 Class B ordinary shares of a par value of US$0.0001 each (“Class B Ordinary Shares”), TO US$10,000,000 divided into 100,000,000,000 shares comprising of (i) 80,000,000,000 Class A Ordinary Shares, (ii) 6,296,630 Class B Ordinary Shares, and (iii) 19,993,703,370 shares of a par value of US$0.0001 each of such class or classes (however designated) as the Board may determine in accordance with the articles of association of the Company (“Un-designated Shares”), by the creation of an additional 75,006,296,630 Class A Ordinary Shares and 19,993,703,370 Un-designated Shares (the “Increase of Authorized Share Capital”). 2. As a special resolution, subject to the approval of Proposal 1 by the shareholders, to amend the authorised share capital of the Company by the creation of a new class of shares, namely Class C ordinary shares, par value of US$0.0001 each (“Class C Ordinary Shares”), by the redesignation of 500,000,000 authorised but unissued Un-designated Shares as Class C Ordinary Shares on a one-for-one basis, each carrying voting power equivalent to 480 Class A Ordinary Shares (the “Re-designation of Shares”), such that, immediately following the Re-designation of Shares, the authorised share capital of the Company shall be US$10,000,000 divided into 100,000,000,000 shares comprising (i) 80,000,000,000 Class A Ordinary Shares; (ii) 6,296,630 Class B Ordinary Shares; (iii) 500,000,000 Class C Ordinary Shares, and (iv) 19,493,703,370 Un-designated Shares. 3. As a special resolution, subject to the approval of Proposals 1 and 2 by the shareholders, to amend and restate the Company’s Third Amended and Restated Memorandum and Articles of Association, as amended, by the deletion in their entirety and to approve and adopt the substitution in their place of the Fourth Amended and Restated Memorandum and Articles of Association, with immediate effect in substitution for and to the exclusion of the Third Amended and Restated Memorandum and Articles of Association, as amended, currently in effect, which, among others, incorporates the Increase of Authorized Share Capital and the Re-designation of Shares. FOR AGAINST ABSTAIN 4. As a special resolution, subject to the approval of Proposals 1 and 2 by the shareholders, to issue to LESYU Investments Limited, a British Virgin Islands company wholly-owned by Mr. Leslie Yu, the Chairman and Chief Executive Officer of the Company, 100,000,000 Class C Ordinary Shares at par value each, for an aggregate consideration of US$10,000.

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